As filed with the Securities and Exchange Commission on October 16, 1995

File No. 70-8447

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________
POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM U-1 DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202

(Name of company filing this statement
and address of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202

(Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Declaration to:

Cheryl M. Foley
Vice President, General Counsel
and Corporate Secretary
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202

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Item 1. Description of Proposed Transactions.

A.  Background.

By order in this file dated November 18, 1994 (Rel. No. 35-26159) (the "November 1994 Order"), Cinergy Corp., a registered holding company ("Cinergy"), was authorized to issue and sell up to eight million shares of its common stock, $.01 par value per share (the ("Shares"), from time to time through December 31, 1995. In the related Declaration as amended (the "1994 U-1"), Cinergy proposed to sell the Shares (1) through the solicitation of proposals from underwriters or dealers; (2) through underwriters or dealers on a negotiated basis; (3) directly to a limited number of purchasers or to a single purchaser; and/or (4) through agents. In addition, Cinergy requested authority to contribute up to $160 million of the net proceeds to the equity capital of its Indiana utility subsidiary, PSI Energy, Inc. ("PSI"). Cinergy stated that PSI would use the funds for general corporate purposes, including the repayment of short-term indebtedness incurred for construction financing. Cinergy further proposed to use the balance of the net proceeds from the sale of the Shares for general corporate purposes, provided that it would not acquire interests in exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in Sections 32 and 33 of the Act, without separate authorization from the Commission.

As set forth in its certificate of notification filed with the Commission on December 29, 1994 (the "Rule 24 Certificate"), pursuant to the November 1994 Order:

    On December 19, 1994, pursuant to an effective shelf registration statement for the sale of the Shares, Cinergy (a) publicly issued and sold 7,089,000 of the Shares at a price of $23.25 per share (less underwriting discounts and commissions of $0.68 per share) to the underwriters named in the prospectus supplement filed as an exhibit to the Rule 24 Certificate, and (b) pursuant to the terms of the underwriting agreement filed therewith, received net proceeds of $159,998,730, all of which Cinergy contributed to the equity capital of PSI.

    Effective December 14, 1994, Cinergy awarded five shares of its common stock to each non-officer employee of Cinergy in recognition and consideration of employee contributions to the successful formation of Cinergy and the value added to Cinergy and its stock by employees' efforts, and in furtherance of Cinergy senior management's belief that it is important for every employee to have an ownership stake in Cinergy. An aggregate of 43,605 of the Shares was so issued to Cinergy's non-officer employees.

As noted above, Cinergy committed in the 1994 U-1 not to use any proceeds from sales of the Shares to acquire interests in EWGs and FUCOs in the absence of further express authorization from the Commission. Cinergy received that authorization in the Commission's order dated September 21, 1995 in File No. 70-8589 (Rel. No. 35-26376) (the "EWG/FUCO Order"), which, among other things, authorized Cinergy to apply proceeds from sales of the Shares pursuant to the 1994 Order to acquire interests in EWGs and FUCOs up to $115 million through May 31, 1998.

B.  Requested Authorization.

    As of October 1, 1995, an aggregate of 867,385 of the Shares remained available for issuance under the terms of the November 1994 Order (the "Remaining Shares").

    Cinergy herein requests authorization to issue and/or sell the Remaining Shares from time to time through December 31, 1997. Sales of Remaining Shares would be accomplished by any of the means detailed in the 1994 U-1, specifically: (1) through the solicitation of proposals from underwriters or dealers; (2) through underwriters or dealers on a negotiated basis; (3) directly to a limited number of purchasers or to a single purchaser; and/or (4) through agents. Cinergy will apply the net proceeds from sales of the Remaining Shares to general corporate purposes, including repayment of short-term indebtedness, investments in subsidiaries, and acquisitions of interests in EWGs and FUCOs pursuant to the EWG/FUCO Order.

    In addition, Cinergy may determine to issue (but not sell) some or all of the Remaining Shares, on one or more occasions through December 31, 1997, to Cinergy system employees, in recognition and consideration of employees' contributions to Cinergy's business success, in award transactions similar to that reported in the Rule 24 Certificate (except that eligible system employees for these purposes may not be limited to non-officer employees).

C.  Statement Pursuant to Rule 53.

    Under Rule 53, in determining whether to approve the issue and sale of a security by a registered holding company for purposes of financing the acquisition of an EWG, or the guarantee of a security of an EWG by a registered holding company, the Commission shall not make a finding that such security is not reasonably adapted to the earning power of such company or to the security structure of such company or companies in the same holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk for such company, if the conditions set forth in Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result thereof, will exist. The following discussion assumes the Cinergy system's existence for the dates and periods in question.

    Three Cinergy companies are EWGs or FUCOs: PSI Argentina, Inc. ("PSI Argentina")and Costanera Power Corporation ("Costanera")are EWGs, and PSI Energy Argentina, Inc. ("Energy Argentina") is a FUCO. For further information with respect to such entities, reference is made to the EWG/FUCO Order and the Application-Declaration as amended in File No. 70-8589.

     Rule 53(a)(1): The average of Cinergy's consolidated retained earnings for the four consecutive quarters ended June 30, 1995 was $909 million, and Cinergy's aggregate investment in EWGs and FUCOs at June 30, 1995 was approximately $20 million, or approximately 2% of consolidated retained earnings.

     Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

    In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

    In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

    Rule 53(a)(3): Less than two percent of the total number of employees of Cinergy's utility subsidiaries render services, at any one time, to Costanera, PSI Argentina and Energy Argentina. Such services have been rendered, in part, by employees of PSI in accordance with the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674, 52 SEC Docket 2533, 2534-35 (Nov. 13, 1992), and by employees of The Cincinnati Gas & Electric Company in accordance with business practices established prior to the Cinergy merger and the registration of Cinergy as a holding company under the Act. Pursuant to the Commission's order issued October 21, 1994 in File No. 70-8427, Cinergy's service company subsidiary, Cinergy Services, Inc., is authorized to provide administrative, management and other support services to utility and nonutility associate companies, including those that are EWGs or FUCOs.

     Rule 53(a)(4): Cinergy is concurrently submitting a copy of this Declaration, and will submit copies of any Rule 24 certificates hereunder, as well as a copy of Item 9 of Cinergy's Form U5S and Exhibits H and I thereto, to each of the public service commissions having jurisdiction over the retail rates of Cinergy's operating utility subsidiaries at the time such documents are filed with the Commission.

    Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorizations herein requested by reason of the provisions of Rule 53(b).

     Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

     Rule 53(b)(2): Average consolidated retained earnings for the four quarters ended June 30, 1995 equaled $909 million, versus $979 million for the four quarters ended June 30, 1994, a difference of approximately $70 million or 7%. Accordingly, the investment restriction set forth in this provision of the Rule is inapplicable.

     Rule 53(b)(3): For the twelve months ended June 30, 1995, Cinergy had net income of approximately $910,000 attributable to its direct and indirect investments in EWGs and FUCOs.

    Rule 53(c): Inasmuch as Rule 53(c) applies only if an applicant is unable to satisfy the requirements of Rule 53(a) and (b), it is inapplicable here.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses to be incurred, directly or indirectly, by Cinergy or any associate company thereof in connection with the transactions proposed in this post-effective amendment, exclusive of underwriting discounts and commissions, are estimated as follows:

       U-1 filing fee. . . . . . . . . . .              2,000
    Fees of Cinergy Services, Inc. . . . .            $20,000
    TOTAL. . . . . . . . . . . . . . . . .            $22,000

Item 3.  Applicable Statutory Provisions.

    Sections 6(a) and 7 and Rule 53 are applicable to the transactions proposed in this post-effective amendment.

Item 4.  Regulatory Approval.

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the transactions proposed in this post-effective amendment.

Item 5.  Procedure.

     Cinergy requests that the Commission issue and publish in the Federal Register not later than November 15,1995 the requisite notice under Rule 23 with respect to the filing of this post-effective amendment and the transactions proposed herein. Cinergy further requests that such notice specify a date not later than December 11, 1995 as the date after which the Commission may issue an order permitting this post-effective amendment to become effective, and that the Commission issue such order on December 12, 1995 or as soon thereafter as practicable.

     Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6. Exhibits and Financial Statements.

    (a)  Exhibits:

    A-1     Certificate of Incorporation of Cinergy (Exhibit to
Cinergy's 1993 Form 10-K filed August 18, 1994, in File No. 1-11377 and hereby incorporated by reference).

    A-2     By-laws of Cinergy as adopted October 24, 1994 Exhibit
to Cinergy's 1994 Form 10-K, filed March 29, 1995, in File No. 1-11377 and hereby incorporated by reference).

    B-1     Specimen certificate of Cinergy common stock
(previously filed as Exhibit 3 to 1994 U-1).

    B-2     Form of underwriting agreement relating to the      Shares
(Exhibit 1 to Amendment No. 1 to Cinergy's Registration Statement on Form S-3 filed November 7, 1994 in File No. 33-55713 and hereby incorporated by reference).

    C-1     Form S-3 Registration Statement of Cinergy relating to
the Shares (filed September 30, 1994 in File No. 33-55713 and hereby incorporated by reference).

    C-2     Amendment No. 1 to Form S-3 Registration Statement of
Cinergy relating to the Shares (filed November 7, 1994 in File No. 33-55713 and hereby incorporated by reference).

    D       Not applicable.

    E       Not applicable.

    F-1     Preliminary opinion of counsel relating to the
Remaining Shares (filed herewith).

    G       Suggested form of Federal Register public notice for
transactions proposed in this post-effective amendment (filed herewith).

    (b)   Financial Statements:

    FS-1    Cinergy Consolidated Financial Statements, dated June
30, 1995 (filed herewith).

    FS-2    Cinergy Financial Statements, dated June 30, 1995
(filed herewith).

    FS-3    Financial Data Schedules (included herewith as part of
electronic submission only).

Item 7.  Information as to Environmental Effects.

        (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

        (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                             SIGNATURE

    Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 16, 1995

    Cinergy Corp.

    By:  /s/ William L. Sheafer
                                Treasurer
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